424(b)(3)
                                                               No. 33-90998-01
                          CNL INCOME FUND XVII, LTD.
                                      AND
                          CNL INCOME FUND XVIII, LTD.


      This Supplement is part of, and should be read in conjunction with, the Prospectus dated August 11, 1995. This Supplement replaces the Supplements dated October 16, 1996, December 20, 1996 and January 6, 1997. Capitalized terms used in this Supplement have the same meaning as in the Prospectus unless otherwise stated herein.

      All subscriptions are for the purchase of Units of CNL Income Fund XVIII, Ltd. ("CNL XVIII"). Offers are no longer being made nor are the General Partners accepting subscriptions for CNL XVII. THE ACQUISITION OF UNITS OF ONE PARTNERSHIP WILL NOT ENTITLE THE INVESTOR TO ANY OWNERSHIP INTEREST IN THE OTHER PARTNERSHIP OR ITS PROPERTIES.

      Information as to proposed properties for which CNL XVIII has received initial commitments and as to the number and types of Properties acquired by CNL XVIII is presented as of January 8, 1997, and all references to commitments or Property acquisitions should be read in that context. Proposed properties for which CNL XVIII receives initial commitments, as well as property acquisitions that occur after January 8, 1997, will be reported in a subsequent Supplement.

                                 THE OFFERING

SUBSCRIPTION PROCEDURES

      As of October 11, 1996, CNL XVIII had received aggregate subscription proceeds of $1,733,131, which exceeded the minimum offering amount of $1,500,000, and $1,517,431 of the funds (which excluded all funds received from New York and Pennsylvania investors) were released from escrow. As of January 8, 1997, CNL XVIII had received total subscription proceeds of $9,184,108 (918,411 Units) from 427 Limited Partners. As of January 8, 1997, CNL XVIII had invested or committed for investment approximately $5,900,000 of such proceeds in five Properties and to pay Acquisition Fees and miscellaneous Acquisition Expenses, leaving approximately $2,000,000 in offering proceeds available for investment in Properties. As of January 8, 1997, CNL XVIII had incurred $413,285 in Acquisition Fees to an Affiliate of the General Partners.

                                   BUSINESS

PROPERTY ACQUISITIONS

      Since inception, CNL XVIII has acquired five Properties. The Properties are a Burger King Property (in Kinston, North Carolina), a Golden Corral Property (in Houston, Texas) and three Jack in the Box Properties (one in each of Echo Park, California, Henderson, Nevada, and Centerville, Texas).

      In connection with the purchase of each of these five properties, CNL XVIII, as lessor, entered into a long-term lease agreement with an unaffiliated lessee. The general terms of the lease agreements are described in the section of the Prospectus entitled "Business - Description of Leases."

      For the Properties that are to be constructed, CNL XVIII has entered into development and indemnification and put agreements with the lessee. The general terms of these agreements are described in the section of the Prospectus entitled "Business - Site Selection and Acquisition of Properties - Construction and Renovation."

January 14, 1997                              Prospectus Dated August 11, 1995

      As of January 8, 1997, CNL XVIII had initial commitments to acquire three additional properties. The acquisition of each of these properties is subject to the fulfillment of certain conditions, including, but not limited to, a satisfactory environmental survey and property appraisal. There can be no assurance that any or all of the conditions will be satisfied or, if satisfied, that one or more of these properties will be acquired by CNL XVIII. If acquired, the leases of all three of these properties are expected to be entered into on substantially the same terms described in the Prospectus in the section entitled "Business - Description of Leases."

      Set forth below are summarized terms expected to apply to the leases for each of the properties. More detailed information relating to a property and its related lease will be provided at such time, if any, as the property is acquired.




                             Lease Term and
Property                     Renewal Options         Minimum Annual Rent        Percentage Rent       Option to Purchase
--------                     ---------------         -------------------        ---------------       ------------------
Boston Market           15 years; five five-year   10.38% of CNL XVIII's     for each lease year     at any time after
Charlotte, NC           renewal options            total cost to purchase    after the fifth lease   the fifth lease
Existing restaurant                                the property;             year, (i) 5% of         year
                                                   increases by 10% after    annual gross sales
                                                   the fifth lease year      minus (ii) the
                                                   and after every five      minimum annual rent
                                                   years thereafter          for such lease year
                                                   during the lease term

Boston Market           15 years; five five-year   10% of CNL XVIII's        for each lease year     at any time after
Raleigh, NC             renewal options            total cost to purchase    after the fifth lease   the fifth lease
Existing restaurant                                the property;             year, (i) 5% of         year
                                                   increases to 10.81% of    annual gross sales
                                                   total cost during the     minus (ii) the
                                                   third through fifth       minimum annual rent
                                                   lease years, 11.55% of    for such lease year
                                                   total cost during the
                                                   sixth through tenth
                                                   lease years, and
                                                   12.71% of total cost
                                                   during the eleventh
                                                   through fifteenth
                                                   lease years

Golden Corral           15 years; four five-year   10.75% of Total Cost      for each lease year,    during the first
Galveston, TX           renewal options            (1)                       5% of the amount by     through seventh
Restaurant to be                                                             which annual gross      lease years and the
constructed                                                                  sales exceed a to be    tenth through
                                                                             determined breakpoint   fifteenth lease
                                                                                                     years only



FOOTNOTES:

(1) The "Total Cost" is equal to the sum of (i) the purchase price of the property, (ii) closing costs and (iii) actual development costs incurred under the development agreement.



      The following table sets forth the location of the five Properties acquired by CNL XVIII from inception through January 8, 1997, a description of the competition, and a summary of the principal terms of the acquisition and lease of each Property.



                                            PROPERTY ACQUISITIONS
                                   From inception through January 8, 1997


                                                     Lease Expira-
Property Location and      Purchase        Date         tion and        Minimum                             Option
Competition                Price (1)    Acquired   Renewal Options   Annual Rent (2)   Percentage Rent   To Purchase
---------------------    ------------   --------   ---------------   ---------------   ---------------   -----------
BURGER KING              $875,000       12/27/96   12/2016; four     $89,688;          for each lease    during the
(the "Kinston                                      five-year         increases by 5%   year, (i) 6% of   eighth, ninth,
Property")                                         renewal options   after the fifth   annual gross      tenth, eleventh
Existing restaurant                                                  lease year and    sales minus (ii)  and twelfth
                                                                     by 10% after the  the minimum       lease years only
The Kinston Property is                                              tenth lease year  annual rent for
located at the                                                       and after every   such lease year
northwest quadrant of                                                five years
the intersection of                                                  thereafter
North Heritage Street                                                during the lease
and Phillips Street, in                                              term
Kinston, Lenoir County,
North Carolina, in an
area of mixed retail,
commercial, and
residential
development.  Other
fast-food and family-
style restaurants
located in proximity to
the Kinston Property
include a Hardee's, a
Golden Corral, a KFC,
two Pizza Huts, and a
local restaurant.

GOLDEN CORRAL            $579,704       12/27/96   12/2011; four     10.75% of Total   for each lease    during the first
(the "Houston            (excluding                five-year         Cost (4)          year, 5% of the   through seventh
Property")               closing and               renewal options                     amount by which   lease years and
Restaurant to be         development                                                   annual gross      the tenth
constructed              costs) (3)                                                    sales exceed      through
                                                                                       $2,899,152 (5)    fifteenth lease
The Houston Property is                                                                                  years only
located at the
southeast quadrant of
the intersection of
Highway 290 and
Hollister Road, in
Houston, Harris County,
Texas, in an area of
mixed retail,
commercial, and
residential
development.  Other
fast-food and family-
style restaurants
located in proximity to
the Houston Property
include a Burger King,
a Taco Bell, a
Fuddrucker's, an
Outback Steakhouse, a
Shoney's, a Red
Lobster, a Whataburger,
and several local
restaurants.

JACK IN THE BOX (7)      $1,258,223     01/07/97   01/2015; four     $128,968 (6);     for each lease    None
(the "Echo Park          (excluding                five-year         increases by 8%   year, (i) 5% of
Property")               closing                   renewal options   after the fifth   annual gross
Restaurant to be         costs) (3)(6)                               lease year and    sales minus (ii)
constructed                                                          after every five  the minimum
                                                                     years thereafter  annual rent for
The Echo Park Property                                               during the lease  such lease year
is located on the                                                    term              (5)
northeast corner of
Effie Street and
Glendale Boulevard, in
Los Angeles, Los
Angeles County,
California, in an area
of mixed retail,
commercial, and
residential
development.  Other
fast-food and family-
style restaurants
located in proximity to
the Echo Park Property
include a KFC and a
McDonald's.

JACK IN THE BOX (7)      $1,067,175     01/07/97   01/2015; four     $109,385 (6);     for each lease    None
(the "Henderson          (excluding                five-year         increases by 8%   year, (i) 5% of
Property")               closing                   renewal options   after the fifth   annual gross
Restaurant to be         costs) (3)(6)                               lease year and    sales minus (ii)
constructed                                                          after every five  the minimum
                                                                     years thereafter  annual rent for
The Henderson Property                                               during the lease  such lease year
is located within the                                                term              (5)
eastern quadrant of the
intersection of South
Boulder Highway and
Texas Avenue, in
Henderson, Clark
County, Nevada, in an
area of mixed retail,
commercial, and
residential
development.  Other
fast-food and family-
style restaurants
located in proximity to
the Henderson Property
include an Arby's, a
Domino's Pizza, a KFC,
a McDonald's, a Pizza
Hut, a Sizzler, a Sonic
Drive-In, a Taco Bell,
and several local
restaurants.

JACK IN THE BOX (7)      $759,658       01/08/97   01/2015; four     $77,865 (6);      for each lease    None
(the "Centerville        (excluding                five-year         increases by 8%   year, (i) 5% of
Property")               closing                   renewal options   after the fifth   annual gross
Restaurant to be         costs) (3)(6)                               lease year and    sales minus (ii)
constructed                                                          after every five  the minimum
                                                                     years thereafter  annual rent for
The Centerville                                                      during the lease  such lease year
Property is located                                                  term              (5)
within the northwest
quadrant of the
intersection of Highway
45 and State Highway 7,
in Centerville, Leon
County, Texas, in an
area of mixed retail,
commercial, and
residential
development.  Other
fast-food and family-
style restaurants
located in proximity to
the Centerville
Property include a
Dairy Queen and several
local restaurants.





FOOTNOTES:

(1) The estimated federal income tax basis of the depreciable portion (the building portion) of each of the Properties acquired, and for the construction Properties, once the buildings are constructed, is set forth below:

      Property                Federal Tax Basis
      --------                -----------------

      Kinston Property        $  661,000
      Houston Property         1,058,000
      Echo Park Property         655,000
      Henderson Property         605,000
      Centerville Property       540,000

(2) Minimum annual rent for each of the Properties became payable on the effective date of the lease, except as indicated below. For the Houston Property, minimum annual rent will become due and payable on the earlier of (i) the date the certificate of occupancy for the restaurant is issued, (ii) the date the restaurant opens for business to the public or
      (iii) 180 days after execution of the lease. During the period commencing with the effective date of the lease to the date minimum annual rent becomes payable for the Houston Property, as described above, "interim rent" equal to ten percent per annum of the amount funded by CNL XVIII in connection with the purchase and construction of the Property shall accrue and shall be payable in a single lump sum on the date minimum annual rent becomes payable for this Property.

(3) The development agreements for the Properties which are to be constructed, provide that construction must be completed no later than the dates set forth below. The maximum cost to CNL XVIII (including the purchase price of the land, (if applicable), development costs (if applicable), and closing and acquisition costs) is not expected to, but may, exceed the amounts set forth below:

                                                         Estimated Final
      Property               Estimated Maximum Cost      Completion Date
      --------               ----------------------      ---------------

      Houston Property                   $1,684,643      June 25, 1997
      Echo Park Property                        (6)      July 6, 1997
      Henderson Property                        (6)      July 6, 1997
      Centerville Property                      (6)      July 7, 1997

(4) The "Total Cost" is equal to the sum of (i) the purchase price of the Property, (ii) closing costs, and (iii) actual development costs incurred under the development agreement.

(5) Percentage rent shall be calculated on a calendar year basis (January 1 to December 31).

(6) CNL XVIII paid for all construction costs in advance at closing; therefore, minimum annual rent was determined on the date acquired and is not expected to change.

(7) The lessee of the Echo Park, Henderson and Centerville Properties is the same unaffiliated lessee.



                                   PRO FORMA ESTIMATE OF TAXABLE INCOME OF
                                         CNL INCOME FUND XVIII, LTD.
                     GENERATED FROM THE OPERATIONS OF PROPERTIES ACQUIRED FROM INCEPTION
                                           THROUGH JANUARY 8, 1997
                                      FOR A 12-MONTH PERIOD (UNAUDITED)


      The following schedule represents pro forma unaudited estimates of taxable income of each Property acquired by CNL XVIII from inception through January 8, 1997, for the 12-month period commencing on the date of the inception of the respective lease on such Property.  The schedule should be read in light of the accompanying footnotes.

      These estimates do not purport to present actual or expected operations of CNL XVIII for any period in the future.  These estimates were prepared on the basis described in the accompanying notes which should be read in conjunction herewith.  No single lessee or group of affiliated lessees lease Properties with an aggregate purchase price in excess of 20% of the expected total net offering proceeds of CNL XVIII.


                                 Burger King   Golden Corral      Jack in the Box       Jack in the Box
                                 Kinston, NC  Houston, TX (5)   Echo Park, CA (5)(6)  Henderson, NV (5)(6)
                                 -----------  ---------------   --------------------  --------------------
Pro Forma Estimate
  of Taxable Income:

Base Rent (1)                      $ 89,688          $170,349               $128,968             $109,385

Management Fees (2)                    (897)           (1,703)                (1,290)              (1,094)

General and Administrative
  Expenses (3)                       (4,484)           (8,517)                (6,448)              (5,469)
                                   --------          --------               --------             --------

Estimated Cash Available from
  Operations                         84,307           160,129                121,230              102,822

Depreciation Expense (4)            (16,525)          (26,460)               (16,377)             (15,115)
                                   --------          --------               --------             --------

Pro Forma Estimate of Taxable
  Income of CNL XVIII              $ 67,782          $133,669               $104,853             $ 87,707
                                   ========          ========               ========             ========


                                                See Footnotes






                                 Jack in the Box
                             Centerville, TX (5)(6)        Total
                             ----------------------       --------
Pro Forma Estimate
  of Taxable Income:

Base Rent (1)                         $ 77,865            $576,255

Management Fees (2)                       (779)             (5,763)

General and Administrative
  Expenses (3)                          (3,893)            (28,811)
                                      --------            --------

Estimated Cash Available from
  Operations                            73,193             541,681

Depreciation Expense (4)               (13,489)            (87,966)
                                      --------            --------

Pro Forma Estimate of Taxable
  Income of CNL XVIII                 $ 59,704            $453,715
                                      ========            ========





FOOTNOTES:

(1) Base rent does not include percentage rents which become due if specified levels of gross receipts are achieved.

(2) The Properties will be managed pursuant to a management agreement between CNL XVIII and an Affiliate of the General Partners, pursuant to which the Affiliate will receive an annual management fee in an amount equal to one percent of the gross revenues that CNL XVIII earns from its Properties. See "Management Compensation."

(3) Estimated at five percent of gross rental income based on the previous experience of Affiliates of the General Partners with 17 public limited partnerships which own properties similar to that owned by CNL XVIII.

(4) The estimated federal tax basis of the depreciable portion (the building portion) of the Properties has been depreciated on the straight-line method over 40 years.

(5) The development agreements for the Properties which are to be constructed, provide that construction must be completed no later than the dates set forth below:

      Property                   Estimated Final Completion Date
      --------                   -------------------------------

      Houston Property           June 25, 1997
      Echo Park Property         July 6, 1997
      Henderson Property         July 6, 1997
      Centerville Property       July 7, 1997

(6) The lessee of the Echo Park, Henderson and Centerville Properties is the same unaffiliated lessee.






                    INDEX TO PRO FORMA FINANCIAL STATEMENTS
                    ---------------------------------------


                                                                       Page
                          CNL INCOME FUND XVIII, LTD.
                        (A FLORIDA LIMITED PARTNERSHIP)

Pro Forma Financial Information (unaudited):

   Pro Forma Balance Sheet as of September 30, 1996                    13

   Notes to Pro Forma Balance Sheet as of September 30, 1996           14





                        PRO FORMA FINANCIAL INFORMATION


      The following Pro Forma Balance Sheet of CNL Income Fund XVIII, Ltd. ("CNL XVIII") gives effect to (i) the subscriptions for 60,676 units ($606,760) of limited partnership interest (the "Units") pursuant to a registration statement on Form S-11 under the Securities Act of 1933, as amended, effective August 11, 1995, which had been received and were being held in escrow as of September 30, 1996, (ii) the receipt of $7,777,055 in gross offering proceeds from the sale of 777,706 additional Units during the period October 1, 1996 through December 30, 1996, and the release of the $606,760 previously held in escrow as of September 30, 1996, and (iii) the application of such funds to purchase two properties, one of which is under construction, and to pay offering expenses, acquisition fees, and miscellaneous acquisition expenses, all as reflected in the pro forma adjustments described in the related notes. The Pro Forma Balance Sheet as of September 30, 1996, includes the transactions described in (i) above, from its historical balance sheet, adjusted to give effect to the transactions in (ii) and (iii) above, as if they had occurred on September 30, 1996.

      No Pro Forma Statement of Income is presented due to the facts that (i) CNL XVIII did not commence operations until October 12, 1996 (the date following when CNL XVIII received its minimum offering proceeds and the funds were released from escrow) and (ii) the properties owned by CNL XVIII as of December 30, 1996, did not have previous rental histories.

      This pro forma financial information is presented for informational purposes only and does not purport to be indicative of CNL XVIII's financial results or condition if the various events and transactions reflected therein had occurred on the dates, or been in effect during the periods, indicated. This pro forma financial information should not be viewed as predictive of the CNL XVIII's financial results or conditions in the future.






                          CNL INCOME FUND XVIII, LTD.
                        (A FLORIDA LIMITED PARTNERSHIP)
                       UNAUDITED PRO FORMA BALANCE SHEET
                              SEPTEMBER 30, 1996



                                                    Pro Forma
          ASSETS                    Historical     Adjustments     Pro Forma
                                    ----------    --------------   ----------

Land and building on
  operating leases                  $       -     $2,572,745 (a)   $2,572,745
Cash and cash equivalents                  730     4,352,347 (a)    4,353,077
Organization costs                      10,000                         10,000
Deferred syndication costs             504,079      (504,079)(b)           -
Other assets                            27,324       217,655 (a)      244,979
                                    ----------    ----------       ----------

                                    $  542,133    $6,638,668       $7,180,801
                                    ==========    ==========       ==========

      LIABILITIES AND
     PARTNERS' CAPITAL

Accounts payable                    $    8,505    $   (8,505)(a)   $       -
Due to related parties                 532,628      (532,628)(a)           -
                                    ----------    ----------       ----------
    Total liabilities                  541,133      (541,133)              -

Partners' capital                        1,000     7,683,880 (a)
                                                    (504,079)(b)    7,180,801
                                    ----------    ----------       ----------

                                    $  542,133    $6,638,668       $7,180,801
                                    ==========    ==========       ==========


         See accompanying notes to unaudited pro forma balance sheet.






                          CNL INCOME FUND XVIII, LTD.
                        (A FLORIDA LIMITED PARTNERSHIP)
                  NOTES TO UNAUDITED PRO FORMA BALANCE SHEET
                              SEPTEMBER 30, 1996


Pro Forma Balance Sheet:
-----------------------

(a) Represents gross proceeds of $7,777,055 from the sale of 777,706 Units during the period October 1, 1996 through December 30, 1996 and the release of $606,760 held in escrow as of September 30, 1996, used (i) to acquire two properties for $2,440,433, (ii) to pay acquisition fees of $377,271, ($27,304 of which was accrued as due to related parties at September 30, 1996, $132,312 of which was allocated to the two properties acquired and $217,655 of which was classified as other assets and will be allocated to future properties) and (iii) to pay selling commissions and offering expenses (syndication costs) of $1,203,764, which have been netted against partners' capital, and organization costs of $10,000 (a total of $513,829 of which had been incurred as of September 30, 1996) leaving $4,352,347 in additional cash and cash equivalents available for future investment.

      The pro forma adjustments to land and buildings on operating leases as a result of the above transactions were as follows:

                                      Estimated    Acquisition
                                   purchase price     fees
                                     (including    allocated
                                   closing costs)  to property    Total
                                   --------------  -----------  ----------

            Golden Corral
              in Houston, TX          $1,565,433    $   84,872  $1,650,305
            Burger King in
              Kinston, NC                875,000        47,440     922,440
                                      ----------    ----------  ----------

                                      $2,440,433    $  132,312  $2,572,745
                                      ==========    ==========  ==========

(b) Represents reclassification of deferred syndication costs totalling $504,079 at September 30, 1996, to syndication costs which have been netted against partners' capital.